UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

                         (Rule 13d-102)
     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 1)*

                         PETMED EXPRESS, INC.

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                        (Name of Issuer)


                            Common Stock
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                 (Title of Class of Securities)

                           716382 10 6
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                         (CUSIP Number)

                        September 6, 2006
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     (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

     [  ] Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 716382 10 6   SCHEDULE 13G           Page 2  of 7 Pages
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(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tricon Holdings LLC; I.R.S. Identification Number: 651055356

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]
     (See Instructions)                                 (b) [ X ]

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(3)  SEC USE ONLY

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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida, United States

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               (5)  SOLE VOTING POWER
NUMBER OF           0
  SHARES       --------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
  OWNED             0
 BY EACH       --------------------------------------------------
REPORTING      (7)  SOLE DISPOSITIVE POWER
  PERSON            0
   WITH        --------------------------------------------------
               (8)  SHARED DISPOSITIVE POWER
                    0

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(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 shares of common stock

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(10) CHECK BOX IF AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                              [  ]

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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0

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(12) TYPE OF REPORTING PERSON*
     OO (limited liability company)

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Cusip No. 716382 10 6   SCHEDULE 13G            Page 3 of 7 Pages
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(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Creslin, Ltd.; I.R.S. Identification Number: not applicable

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
     (See Instructions)                                  (b) [X ]

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(3)  SEC USE ONLY

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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Isle of Man

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               (5)  SOLE VOTING POWER
NUMBER OF           0
  SHARES       --------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
  OWNED             0
 BY EACH       --------------------------------------------------
REPORTING      (7)  SOLE DISPOSITIVE POWER
  PERSON            0
   WITH        --------------------------------------------------
               (8)  SHARED DISPOSITIVE POWER
                    0

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(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

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(10) CHECK BOX IF AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                              [  ]

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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0

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(12) TYPE OF REPORTING PERSON*
     PN

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Cusip No. 716382 10 6   SCHEDULE 13G           Page 4  of 7 Pages

                           ATTACHMENT

Item 1(a).     Name of Issuer

     Petmed Express, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices

     1441 SW 29th Avenue, Pompano Beach, FL 33069

Item  2(a)  and  2(b).  Name  of Person  Filing  and  Address  of
Principal Office

     (i) Tricon Holdings LLC, and
     (ii) Creslin Ltd.

     This Schedule 13G is filed by and on behalf of (a) Tricon Holdings LLC ("Tricon"); and (b) Creslin Ltd. ("Creslin") with respect to shares of common stock, par value $0.001 per share ("Common Stock"), of Petmed Express, Inc. (the "Company") that were owned of record by Tricon. Creslin is filing this Schedule 13G to report indirect beneficial ownership of shares of Common Stock (the "Shares") which were directly beneficially owned of record by Tricon. Creslin is the sole member of Tricon. By virtue of the foregoing relationship, Creslin may be deemed to share beneficial ownership of the Shares with Tricon.

     Tricon and Creslin are hereinafter sometimes collectively referred to as the "Reporting Persons."

     The  business address of Tricon and Creslin is 1020 NW 163rd
     Drive, Miami, FL 33169

Item 2(c).     Citizenship

     Tricon is a Florida limited liability company
     Creslin is an Isle of Man limited partnership

Item 2(d).     Title of Class of Securities

     Common Stock, $.001 par value per share

Item 2(e).     CUSIP No.

          716382 10 6.

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a

     (a)   [ ]  Broker or Dealer registered under Section 15 of the Act

     (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act


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Cusip No. 716382 10 6   SCHEDULE 13G           Page 5  of 7 Pages

     (c)   [ ]  Insurance Company as defined in Section 3(a)(19)
                of the Act

     (d)   [ ]  Investment Company registered under Section 8  of
                the Investment Company Act

     (e)   [ ]  Investment Adviser registered in accordance  with
                Rule 13d-1(b)(1)(ii)(e)

     (f)   [ ]  Employee Benefit Plan,  Pension  Fund
                which is subject to the provisions of the Employee
                Retirement   Income  Security  Act  of   1974   or
                Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

     (g)   [ ]  Parent Holding Company, in accordance
                with Rule 13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)   [ ]  A  savings association as defined  in Section 3(b)
                of the Federal Deposit Investment Act

     (i)   [ ]  A church plan that is excluded from the
                definition of an investment company under Section 3(c)(14) of the Investment Company Act

     (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(j).


Item 4.   Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Tricon
     ------

       (a)  Amount Beneficially Owned: 0

       (b)  Percent of Class:   0

       (c)  Number of shares as to which such person has:

           (i)   Sole  power to vote or to direct  the  vote      0

           (ii)  Shared power to vote or to direct the  vote      0

           (iii) Sole power to dispose or to direct the disposition of    0

           (iv) Shared power to dispose or to direct the disposition of   0

     Creslin
     -------

      (a)  Amount Beneficially Owned: 0

      (b)  Percent of Class:   0

      (c)  Number of shares as to which such person has:


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Cusip No. 716382 10 6   SCHEDULE 13G           Page 6  of 7 Pages


           (i)   Sole  power to vote or to direct  the  vote        0

           (ii)  Shared power to vote or to direct the  vote        0

           (v)  Sole power to dispose or to direct the disposition of  0

           (vi) Shared power to dispose or to direct the disposition of  0


Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item  6.  Ownership of More Than Five Percent on Behalf of Another Person

     Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable.

Item 8.   Identification and Classification of  Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of Group

          Not Applicable.


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Cusip No. 716382 10 6   SCHEDULE 13G           Page 7  of 7 Pages



Item 10.  Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

       After   reasonable  inquiry  and  to  the  best   of   the
undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     September 8, 2006
                              Tricon Holdings LLC

                              /s/ Emel Yesil
                              --------------------------
                              Emel Yesil, Manager



                              Creslin Ltd.

                              /s/Robert Guest
                              --------------------------
                              Robert Guest




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